UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2016

Commission File Number: 001-36582

Auris Medical Holding AG

(Exact name of registrant as specified in its charter)

Bahnhofstrasse 21

6300 Zug, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

On June 1, 2016, Auris Medical Holding AG (the “Company”) entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor Fitzgerald”). Pursuant to the terms of the Sales Agreement, the Company may offer and sell common shares of the Company, nominal value CHF 0.40 per share, from time to time through Cantor Fitzgerald, as the Company’s sales agent for the offer and sale of the shares. Sales of the shares, if any, are to be made under the Company’s shelf registration statement filed on Form F-3 (File No. 333-206710, the “Registration Statement”) with the Securities and Exchange Commission and declared effective on September 10, 2015, for an aggregate offering price of up to $35 million.

The Company is not obligated to sell any shares pursuant to the Sales Agreement. Subject to the terms and conditions of the Sales Agreement, Cantor Fitzgerald will use commercially reasonable efforts, consistent with its normal trading and sales practices and applicable state and federal law, rules and regulations and the rules of the NASDAQ Global Market, to sell shares from time to time based upon the Company’s instructions, including any price, time or size limits or other customary parameters or conditions that the Company may impose.

Under the Sales Agreement, Cantor Fitzgerald may sell shares by any method deemed to be an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, including sales made directly on the NASDAQ Global Market, on any other existing trading market for the shares or to or through a market maker. In addition, pursuant to the terms and conditions of the Sales Agreement and subject to the instructions of the Company, Cantor Fitzgerald may sell shares by any other method permitted by law, including in negotiated transactions with the Company’s prior written consent.

On June 1, 2016, Thomas Meyer, our Chief Executive Officer entered into a Share Lending Agreement (the “Share Lending Agreement”) with Cantor Fitzgerald, as share borrower, to facilitate the timely settlement of common shares sold under the Sales Agreement due to certain Swiss legal requirements with respect to the issuance of common shares that could otherwise delay settlement.

The Sales Agreement and the Share Lending Agreement are filed as Exhibits 1.1 and 10.1, respectively, to this Report on Form 6-K, and the descriptions of the Sales Agreement and the Share Lending Agreement are qualified in their entirety by reference to such exhibits. The Sales Agreement and the Share Lending Agreement are filed with reference to, and are hereby incorporated by reference into, the Registration Statement.

A copy of the opinion of Walder Wyss Ltd., relating to the legality of the common shares to be sold pursuant to the Sales Agreement and Registration Statement, is filed as Exhibit 5.1 to this Report on Form 6-K and is filed with reference to, and is hereby incorporated by reference into, the Registration Statement.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-206710) and Form S-8 (Registration Numbers 333-198037 and 333-200805) of Auris Medical Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Auris Medical Holding AG

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: June 1, 2016

EXHIBIT INDEX

Exhibit Number	Description
1.1	Controlled Equity OfferingSM Sales Agreement, dated as of June 1, 2016, between Auris Medical Holding AG and Cantor Fitzgerald & Co.

5.1	Opinion of Walder Wyss Ltd.

10.1	Share Lending Agreement, dated as of June 1, 2016, between Thomas Meyer and Cantor Fitzgerald & Co.

23.1	Consent of Walder Wyss Ltd. (contained in Exhibit 5.1)